October 19, 2009
Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mellissa Campbell Duru, Special Counsel

Re:	Perot Systems Corporation
Schedule TO-T filed by DII — Holdings Inc. and Dell Inc.
Filed October 2, 2009
File No. 005-53493
Ladies and Gentlemen:
     On behalf of Dell Inc. (“Dell”) and DII — Holdings Inc. (the “Purchaser,” and together with Dell, the “Offerors”), set forth below are the responses of Dell and the Purchaser to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 7, 2009 (the “Comment Letter”), with respect to the above-captioned filing.
     For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the Comment Letter. The Offerors’ response to each comment or request is set forth immediately below the text of the applicable comment or request. Dell and the Purchaser are concurrently filing Amendment No. 4 to the Schedule TO via EDGAR.
     Information in this letter provided on behalf of the Offerors and their executive officers and directors has been provided to us by the Offerors.
Schedule TO-T
General
1.	We note that members of senior management of Perot Systems Corporation will continue to serve as executive officers of Dell Inc. following consummation of the offer and merger. In addition, key members of management who are Rollover Eligible Employees as such term is defined in the Agreement and Plan of Merger, have the opportunity to convert restricted stock units of Perot Systems Corporation into restricted stock units for the common stock of Dell Inc. Please provide an analysis of whether Rule 13e-3 applies to the transaction and whether, as a result of such arrangements, the bidders and management with whom the bidders have entered into

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employment and Equity Conversion Agreements, are affiliates engaged in a going private transaction. Please refer to Exchange Act Rule 13e-3(a) and Compliance & Disclosure Interpretations 201.01 and 201.06 for guidance available at http://www.sec.gov/divisions/corpfin/guidance/13e3-interps.htm.
Response: With our assistance, Dell and the Purchaser considered the applicability of Rule 13e-3 to the proposed tender offer and merger (the “Transaction”) prior to the initial filing of the Schedule TO. They considered, among other things, the Staff’s analysis in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”) and the Staff’s guidance in Compliance & Disclosure Interpretations 201.01, 201.05 and 201.06. With respect to the Transaction, Dell is a strategic (non-financial) acquiror with a substantially greater market capitalization than Perot Systems Corporation (“Perot Systems”). There will be no continuity of management of the surviving company following the closing of the Transaction because (i) the Agreement and Plan of Merger provides that the officers and directors of the Purchaser, all of whom are current Dell personnel, will become the officers and directors of the surviving company, (ii) only one of Perot Systems’ officers will become an executive officer of Dell following the closing and (iii) only one director of Perot Systems may be considered for a director position with Dell following the closing. Following the Transaction, no member of Perot Systems’ management or directors will hold equity in the surviving company, and those members of Perot Systems’ management who receive equity in Dell through compensation arrangements will not, individually or in the aggregate, hold a material amount of Dell’s equity.
For these reasons, as further described below, we respectfully advise the Staff that we do not believe that (i) the Transaction constitutes a “Rule 13e-3 transaction” within the meaning of Rule 13e-3, (ii) Dell, either directly or indirectly through the Purchaser, is an affiliate of Perot Systems, (iii) the Covered Executives (defined below) are affiliates of Dell, or (iv) Ross Perot, Jr., who is being considered for a position on Dell’s board of directors, is an affiliate of Dell. Accordingly, we do not believe that Dell, the Purchaser, the Covered Executives or Mr. Perot, Jr. are Schedule 13E-3 filing persons in connection with the Transaction. As used in this response letter, the term “Covered Executives” means the officers of Perot Systems who have entered into Employment Arrangements (as defined and described in the response to Comment No. 5 below) with Dell and who are identified as “Covered Executives” in Section 11. “The Transaction Agreements—Employment Arrangements” of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). The term “Covered Executives” as used in this response letter and in the Offer to Purchase has the same meaning as “Rollover Eligible Employees” in the Agreement and Plan of Merger.
Rule 13e-3 defines a “Rule 13e-3 transaction” as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer. The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common

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control with such issuer.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. Based on the analysis below, we do not believe the facts and circumstances related to the Transaction lead to the conclusion that either Dell or the Purchaser are affiliates of Perot Systems or that the Covered Executives or Mr. Perot, Jr. are affiliates of Dell such that the Transaction would constitute a Rule 13e-3 transaction.
First, we do not believe Dell is an affiliate of Perot Systems, either directly or indirectly through the Purchaser. Neither Dell nor the Purchaser (i) owns any Perot Systems equity securities, (ii) has any representation on the Perot Systems board of directors (or the right to appoint any representatives to the board, other than as a result of the acquisition of shares of Perot Systems pursuant to the Transaction), or (iii) has any other relationship that is indicative of control of, or common control with, Perot Systems.
Further, we do not believe that Dell or the Purchaser should be considered affiliates of Perot Systems due to any proposed future relationship with the Covered Executives or Mr. Perot, Jr. As described in the Outline and further reflected in Compliance & Disclosure Interpretations 201.05, the key question is whether members of management of the issuer can be considered to be affiliates of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer. We recognize that the Staff has taken the position that members of senior management of an issuer engaged in a going-private transaction may incur a Schedule 13E-3 filing obligation where the going-private transaction will be effected through a merger of the issuer into a purchaser (or its acquisition subsidiary) even though management’s involvement in the negotiations is limited to each manager’s future employment and/or equity participation in the surviving company and the issuer has established a special committee to negotiate all other terms of the transaction. As stated in the Outline, “[a]n important aspect of the staff’s analysis was that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving company ” The Staff has noted in the past that it would not view a person as an affiliate of a purchaser based solely on employment arrangements or executive officer or director positions. (See Note 6, Release No. 34-16075). The Staff, in its Compliance & Disclosure Interpretations 201.01, suggested consideration of the following factors in determining whether a Schedule 13E-3 filing is required when there is continuity of management: (1) increases in consideration to be received by management, (2) alterations in management’s executive agreements favorable to such management, (3) the equity participation of management in the acquiror, and (4) the representation of management on the board of the acquiror.
For the reasons outlined below, we do not believe that the Covered Executives or Mr. Perot, Jr. are affiliates of Dell or the Purchaser because they do not control Dell or the Purchaser, and neither Dell nor the Purchaser are under common control with Perot Systems.

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A.	No Continuity of Management or Surviving Company Control by the Covered Executives.
Pursuant to the Agreement and Plan of Merger, the officers and directors of the Purchaser, all of whom are current Dell personnel, will become the officers and directors of the surviving company at the effective time of the merger. Following the consummation of the Transaction, the surviving company will be a wholly-owned indirect subsidiary of Dell and will be controlled by Dell. While each Covered Executive will be involved in corporate affairs or manage designated corporate areas or operations of Dell and/or the surviving company, each such Covered Executive will be subject to the ultimate direction of Dell’s board of directors and Dell’s executive officers. Importantly, no Covered Executive is being considered to serve on the board of directors of Dell (or the surviving company), and, with the exception of Mr. Altabef, no Covered Executive will become an executive officer of Dell upon consummation of the Transaction.
Further, although Mr. Perot, Jr. is being considered to serve on Dell’s board of directors following the closing of the Transaction, as discussed in the response to Comment No. 2 below, we do not believe that Mr. Perot, Jr. will be in a position to “control” the surviving company after the closing as a result of his position as a director of Dell, if elected. Mr. Perot, Jr. will not be a director of the surviving company and will not own any equity in the surviving company. If elected, Mr. Perot, Jr., as one of 11 members of Dell’s board of directors, would have no “control” over Dell or the surviving company.
B.	No Material Dell Equity Ownership by the Covered Executives.
None of the Covered Executives, nor the Covered Executives taken as a whole, will hold a material amount of equity in Dell. As described under Section 11. “The Transaction Agreements—Employment Arrangements” in the Offer to Purchase, the Covered Executives have entered into the Employment Arrangements with Dell. The Dell restricted stock units to be received under the Employment Arrangements are subject to three- and four-year vesting schedules depending on the type of the award as further described in the Offer to Purchase. Notwithstanding the three- and four-year vesting schedules and assuming the immediate vesting of all of the restricted stock unit awards set forth in the table under “—Employment Arrangements—Executive Offer Letters” in the Offer to Purchase, the Covered Executives, as a whole, would hold only 0.25% of the equity securities of Dell and Mr. Altabef, as the largest holder of Dell restricted stock units among the Covered Executives, would hold individually only 0.06% of the equity securities of Dell (based on 1,960,288,943 fully diluted shares outstanding and a closing share price of $13.38 on July 31, 2009). The Covered Executives will not be granted or acquire any other securities of Dell or the Purchaser in connection with or as a result of the Transaction. Even with the accelerated vesting of the restricted stock units awards as described above, the Covered Executives would not be in a position to control Dell or the surviving company.

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C.	No Increase in Transaction Consideration to the Covered Executives.
None of the Covered Executives will hold any shares of Perot Systems after consummation of the Transaction. All untendered shares of Perot Systems held by the Covered Executives upon closing of the tender offer will, in connection with the follow-on merger, be exchanged for the same consideration that all other stockholders will receive in the Transaction and be equal to the tender offer price.
D.	No Alterations in Agreements Favorable to the Covered Executives.
Dell does not believe that the Covered Executives’ agreements with Perot Systems have been altered by Dell in a manner favorable to the Covered Executives. Perot Systems has amended its change in control and severance agreements with the Covered Executives (the “Change in Control Agreements”) to provide that the benefits payable under those agreements would be paid in connection with the Transaction regardless of termination of employment; however, many of the Covered Executives were likely entitled to receive such benefits upon a resignation due to a “specified reason” which arguably would have occurred in connection with the Transaction due to changes in the office, title or reporting requirements of the Covered Executives. The Employment Arrangements will become effective upon consummation of the Transaction and will supersede all prior agreements any Covered Executive entered into with Perot Systems.
The severance payments available under the Employment Arrangements with Dell are considerably less than the severance available to the Covered Executives under their Change in Control Agreements with Perot Systems and are payable on terms less favorable to the Covered Executives than their current agreements with Perot Systems (for example, Dell does not provide for severance payments upon a “good reason” resignation). Under the Employment Arrangements and subject to consummation of the Transaction, each of the Covered Executives has agreed, among other things, to (1) enter into certain noncompetition restrictive covenants for a period of six or twelve months following the employee’s separation from service with Dell and (2) waive the accelerated vesting with respect to a portion of the Perot Systems’ equity awards held by the Covered Executive. To the extent that a Covered Executive has agreed to waive the accelerated vesting with respect to a portion of his outstanding Perot Systems’ equity awards, Dell has agreed to provide a restricted stock unit award to the Covered Executive worth twice the value of the waived equity acceleration. While this new equity award is larger than the equity value waived, it is intended to incent the Covered Executives to waive accelerated vesting and leave a portion of the amount each would be entitled to receive in connection with the Transaction “at risk” and subject to continued service with Dell. While the projected annual long term incentive awards to be granted by Dell (which may be granted in March 2011) may be more or less than the annual long term incentive awards granted by Perot Systems historically, the estimated size of such awards is determined solely by reference to Dell’s current vice president or executive level targets, as applicable, and, as such, constitute unilateral offers to each Covered Executive in accordance with the position he will hold with Dell upon the

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closing of the Transaction. Similarly, special retention restricted stock unit awards granted to Covered Executives represent unilateral offers by Dell consistent with Dell’s past practice in connection with the hire of vice presidents and executive officers. The long term incentive awards to be granted to the Covered Executives do not contain the change in control protections available under the Perot Systems equity awards. Further, as described above, the equity awards constitute an immaterial amount of the outstanding equity of Dell. The aggregate value of base salary and bonus potential payable to each Covered Executive does not differ materially from the amount payable to each Covered Executive by Perot Systems prior to the Transaction. In view of these agreements and the circumstances surrounding them, the Covered Executives are not receiving significant increases in compensation as a result of the Employment Arrangements. The terms of the Employment Arrangements agreed to between the Covered Executives, Dell and the Purchaser are reasonable and customary agreements that reflect the positions and responsibilities the Covered Executives will have with Dell if the Transaction is consummated.
We therefore respectfully submit that Rule 13e-3 is not applicable to the Transaction and does not require Dell, the Purchaser, the Covered Executives or Mr. Perot, Jr. to be treated as Schedule 13E-3 filing persons.
2.	We refer you to disclosure in the Schedule 14D-9 filed by Perot Systems Corporation disclosing that Dell Inc. had expressed an interest in appointing Ross Perot, Jr., Chairman of the Board of Perot Systems, to Dell’s board of directors. Please revise your background discussion to include further detail regarding all discussions of this topic. Specifically, please disclose the discussions amongst the parties regarding the appointment of either Ross Perot or Ross Perot, Jr. to Dell’s Board of Directors or any senior management position. Further, clarify in your disclosure the bidders’ intentions regarding future appointments of any current director of Perot Systems Corporation to Dell’s Board of Directors by identifying such persons in your revised disclosure. We may have further comment.
Response: In response to the Staff’s comment, Section 10—“Background of the Offer; Past Contacts or Negotiations with Perot Systems” of the Offer to Purchase has been revised to include the requested disclosure regarding the discussions with respect to the appointment of Mr. Perot, Jr. to Dell’s board of directors following the closing of the Transaction. The Offerors confirm that, except as disclosed in the Offer to Purchase, (i) there have been no discussions amongst the parties regarding the appointment of either Ross Perot or Mr. Perot, Jr. to Dell’s board of directors or any senior management position and (ii) Dell has no intentions regarding future appointments of any other current director or executive officer of Perot Systems to Dell’s board of directors.

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Exhibit 99(A)(1)(A) — Offer to Purchase
Summary Term Sheet
Are there any employment arrangements . . ., page S-v
3.	To the extent known, please disclose the other executive officers with whom retention agreements are expected to be executed and the material terms of such agreements.
Response: In response to the Staff’s comment, Dell has informed us that it does not intend to enter into retention agreements with any executive officers of Perot Systems. Section 11. “The Transaction Agreements—Employment Arrangements” of the Offer to Purchase has been revised to reflect this updated disclosure.
Employment Arrangements, page 37
4.	Data appearing in the table under this heading does not fully reflect information regarding equity compensation amounts receivable by management post merger as disclosed in Exhibits d(8) through d(17) to the SCH TO. For example, in Exhibit d(8), it would appear that Mr. Altabef could receive RSUs of Dell following rollover and conversion valued at approximately $30.2 million (based on an assumed $16 closing price of Dell stock). Such amounts do not appear in the summary data included in the table for Mr. Altabef. Please revise to clarify or advise.
Response: In response to the Staff’s comment, we note that the difference between the value of the Dell restricted stock grant awards set forth in the table under “—Employment Arrangements—Executive Offer Letters” on page 37 of the Offer to Purchase under the column heading “Rollover RSU” for each Covered Executive (the “Rollover RSUs”) and the maximum amount of Rollover RSUs for which the Covered Executive was eligible pursuant to his respective offer letter filed as an exhibit to the Schedule TO (the “Offer Letters”) is due to the actual election made by the Covered Executive under his respective rollover conversion election. As described under “—Employment Arrangements—Rollover Restricted Stock Unit Grants” on page 38 of the Offer to Purchase, each Covered Executive was given the opportunity to convert his outstanding, unvested Perot Systems equity awards (the “Company Awards”) into Rollover RSUs having a value equal to twice the transaction consideration that the Covered Executive would have received for such converted Company Awards. The Offer Letter for each Covered Executive reflected the maximum value of Rollover RSUs into which such Covered Executive’s Company Awards were convertible assuming 100% conversion and a Dell closing share price of $16 per share. As of September 30, 2009, the Covered Executives had made their rollover conversion elections, and the numbers in the table on page 37 of the Offer to Purchase under the column captioned “Rollover RSU” reflect the value of the actual elections made by the Covered Executives.

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Subsequent to September 30, 2009, Mr. Charles Lyles of Perot Systems, with the consent of Dell, revised his rollover conversion election and will receive Rollover RSUs with a value of $2,575,148. The table on page 37 of the Offer to Purchase has been revised to reflect this updated disclosure.
5.	We refer you to Exchange Act Rule 14d-10(d)(1)(ii). As noted therein, Rule 14d-10(a)(2) does not preclude the negotiation or execution of employment compensation arrangements provided that the amounts payable under such arrangements are not calculated based on the number of securities tendered or to be tendered in the tender offer. In this regard, we note that Tender and Voting Agreements were negotiated between the bidders and certain executive officers of Perot Systems Corp. Such officers appear also to be party to employment compensation arrangements whereby they will be entitled to receive additional compensatory consideration upon consummation of the tender offer and merger transactions. Referencing Rule 14d-10(d)(1) and/or 14d-10(d)(2), please explain supplementally whether the compensatory arrangements negotiated between the executive officers and the bidders comply with the “best price” provisions of Rule 14d-10(a)(2).
Response: Dell and the Purchaser considered the ongoing engagement and retention of Perot Systems employees, including the Covered Executives and Mr. Freeman, to be critical to the success of the Transaction, and the retention of the Covered Executives and Mr. Freeman was fundamental to Dell’s willingness to enter into the Transaction. Therefore, in connection with the Transaction, members of Dell’s management proposed to the Leadership Development and Compensation Committee of Dell’s board of directors (the “Compensation Committee”) a framework of employment compensation and retention arrangements designed to retain and provide incentives to Perot Systems employees following completion of the Transactions. These arrangements (collectively, the “Employment Arrangements”) included modifications to the base salaries and bonuses of certain Perot Systems employees, executive severance agreements for certain Perot Systems executives, rollover Dell restricted stock unit awards to certain Perot Systems executives, Dell restricted stock unit awards to certain Perot Systems employees, and the retention agreement for Mr. Freeman. The Employment Arrangements with the Covered Executives and Mr. Freeman, and the payments made or to be made or benefits granted or to be granted according to these Employment Arrangements, are expressly permitted by Rule 14d-10(d)(1) because the amounts payable to a Covered Executive or Mr. Freeman under these Employment Arrangements are being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing by such Covered Executive or Mr. Freeman (and matters incidental to those services) and are not in any way calculated based on (or conditioned on) the number of securities tendered or to be tendered in the tender offer by the Covered Executive or Mr. Freeman. Therefore, the Employment Arrangements comply with the “best price” provisions of Rule 14d-10(a)(2).
In addition, at a meeting held on September 20, 2009, the Compensation Committee approved the specific terms of the Employment Arrangements for the Covered Executives

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and Mr. Freeman as employment compensation, severance or other employee benefit arrangements contemplated by Rule 14d-10(d)(2). The Compensation Committee was aware of Dell’s intention to commence the tender offer at the time it approved the Employment Arrangements for the Covered Executives and Mr. Freeman, and, in approving the Employment Arrangements, determined that the Employment Arrangements met the requirements of Rule 14d-10(d)(1). The approval by the Compensation Committee satisfied the non-exclusive safe harbor set forth in Rule 14d-10(d)(2).
The Employment Arrangements were not tied to the commitment of a Covered Executive to tender his shares in the tender offer. Dell’s willingness to enter into the Transaction was based in part on Dell obtaining reasonable assurance that the directors, members of senior management and principal stockholders of Perot Systems supported the Transaction and would remain committed to the Transaction as negotiated and agreed to by Dell, the Purchaser and Perot Systems. Therefore, in connection with the Transaction, Dell and the Purchaser negotiated and entered into Tender and Voting Agreements (the “Tender Agreements”) with 30 stockholders of Perot Systems (the “Tendering Stockholders”). The Tendering Stockholders include the Covered Executives, Mr. Freeman, each member of the Perot Systems board of directors and 10 other principal stockholders of Perot Systems. As described in the Offer to Purchase, the Tender Agreements generally require the Tendering Stockholders to tender shares held by them in the tender offer and, if necessary, to vote their shares in favor of the merger, subject to Perot Systems’ exercise of a fiduciary out.
The Employment Arrangements and the Tender Agreements serve separate and distinct purposes and were independently negotiated. The terms of the Tender Agreements with the Covered Executives and Mr. Freeman are substantively similar to the terms of the Tender Agreements with the Perot Systems directors who are not Covered Executives (or participants under any Employment Arrangement) and to the terms of the Tender Agreements with the Perot Systems principal stockholders, none of whom is a participant under any Employment Arrangement. The fact that a Covered Executive or Mr. Freeman is both a participant under an Employment Arrangement and a Tendering Stockholder is not determinative as to whether the Employment Arrangements comply with the “best price” provisions of Rule 14d-10(a)(2). Although the effectiveness of any Employment Arrangement with Dell is necessarily conditioned upon the consummation of the Transaction, including the completion of the tender offer, a participant under an Employment Arrangement is not required to tender securities in the tender offer as a condition to receiving any payments or benefits under an Employment Arrangement. No Employment Arrangement with any participant, including any Covered Executive or Mr. Freeman, was or is conditioned upon such participant entering into a Tender Agreement. Moreover, payments of salary or bonus, rollover restricted stock unit awards, other restricted stock unit awards, severance benefits, retention payments or other payments to be made or benefits to be received by a participant under an Employment Arrangement, including any Covered Executive or Mr. Freeman, were not and will not be

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calculated based on the number of securities tendered or to be tendered in the tender offer by such participant.
Based on the foregoing, the Offerors believe that the Employment Arrangements comply with the “best price” provisions of Rule 14d-10(a)(2).
* * * * *
     Please direct any questions that you have with respect to the foregoing to Christine Hathaway at (214) 220-7714 or to Robert Kimball at (214) 220-7860.
Very truly yours,
/s/ Christine A. Hathaway